File No. 333-43779
                                                                  Rule 424(b)(3)

                             Key Energy Services, Inc.

                 Supplement to Prospectus dated January 22, 1998





Evergreen American Retirement Fund as Selling Securityholder is hereby offering for resale $500,000 aggregate principal amount of 7% Convertible Subordinated Debentures due 2003 (the "Bonds") of Key Energy Services, Inc., a Maryland Corporation (the "Company"). The Bonds are being offered by, and are being sold through, McMahan Securities Co., L.P. at a price of $325,000; no commissions are to be paid in connection with such resales. The Company will not receive any of the proceeds from the resale of the Bonds offered hereby.


















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          The date of this Prospectus Supplement is December 29, 1998.